ENDAVO MEDIA AND COMMUNICATIONS, INC.
                         10 Glenlake Parkway, Suite 130
                             Atlanta, Georgia 30328
                               Tel: (678) 222-3445

                                 March 21, 2006

Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC 20549
Mail Stop 3720

         Re:      Endavo Media & Communications, Inc.
                  Form 8-K, Filed March 13, 2006, File No. 001-16381

Ladies and Gentlemen:

         This letter relates to your March 14, 2006 comment letter pertaining to our current report on Form 8-K filed March 13, 2006. We have revised the document according to your comments as follows:

1. Hein & Associates, LLP were acting as the Company's auditors from March 14, 2004 to February 26, 2006. There were no "disagreements" with Hein & Associates, LLP at any time during the period of their engagement regarding any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures that would have caused it to make reference to such disagreements in its reports. We revised our document accordingly.

2. The report of Hein & Associates LLP for the Company's financial statements for the year ended December 31, 2004 did not contain an adverse opinion or a disclaimer of opinion, and was not modified as to audit scope or accounting principles. However, the reports did contain an explanatory fourth paragraph related to the uncertainty about our ability to continue as a going concern. We revised our Form 8-K current report accordingly.

3. The Company has authorized its former accountants to respond fully to the inquiries of its successor accountant concerning such matters. We provided this additional disclosure in our document.

4.       We included an updated letter from our former accountants as Exhibit
16.1 in our revised document.

     As per your request, we acknowledge that:

o The company is responsible for the adequacy and accuracy of the disclosure in the filing.

o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We very much appreciate your guidance on our disclosure filings.

                                  Very truly yours,

                                  Paul D. Hamm
                                  President and CEO